Exhibit 21

19X, Inc.
650 Madison Avenue
New York, New York 10022

June 1, 2007

Promenade Trust
c/o Provident Financial Management
2850 Ocean Park Boulevard, Suite 300
Santa Monica, California 90405-2955
Attention: Barry J. Siegel

Dear Barry:

As we have been discussing, 19X, Inc. (“19x”) a company owned and controlled by Simon Fuller and myself has reached an agreement to acquire CKX, Inc. (“CKX”) for cash consideration of $13.75 per share.  We will be financing the transaction with a combination of approximately $950 million of debt and $600 million of equity.  Simon and I will be rolling over not less than $150 million of our CKX common stock into common stock of 19X via a contribution to the capital of 19X.  In addition, I will be providing guarantees to the organizations providing the financing for this transaction of approximately an additional $150 million.  Other members of senior management of CKX will be rolling over a significant amount of their CKX equity into common stock of 19X.  We anticipate that this transaction will close in the fourth quarter of 2007 (the “Closing”).

By signing below, the parties acknowledge and agree that from and after the date hereof until the later of the Closing or the termination of the transaction contemplated above, 19X shall have the right to acquire 1,491,817 shares of CKX Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) currently owned by the Trust for cash consideration of $22,824,800.  19X must exercise this right (or advise the Trust it will not exercise such right) no later than 15 days prior to the anticipated Closing (the “Option”).  In the event that 19X does not exercise the Option, the Trust shall have the right, exercisable for a period of seven (7) days after 19X’s notice referenced in the prior sentence, to put the Preferred Stock to 19X for $22,824,800 (the “Put”), which shall be paid in full, in cash, on the Closing date.

In the event that 19X acquires the Preferred Stock pursuant to the Put, then the Trust hereby agrees that, as a condition thereof, it shall contribute at the Closing 500,000 shares of common stock of CKX, currently owned by Trust, at the most favorable exchange ratio offered to other parties who are contributing CKX common stock for equity in 19X (but excluding equity type inducements if offered in connection with employment), for the same class of stock as is issued to me and to Simon Fuller.

In the event that 19X acquires the Preferred Stock pursuant to the Option, then the Trust shall have the right, but not the obligation, to contribute 500,000 shares of common stock of CKX, currently owned by Trust, at the most favorable exchange ratio offered to other parties who are contributing CKX common stock (but excluding equity type inducements if offered in connection with employment), for the same class of stock as is issued to me and to Simon Fuller.

In addition, you acknowledge that you have had a Director and Observer on the Board of Directors of CKX and have had access to all board materials in connection with this transaction as well as other material, non-public information about CKX.

Barry, we truly appreciate all that the Trust has done to help ensure that this transaction can get completed on terms that would also enable the Trust to realize the liquidity event that it desires.  This transaction simply could not have taken place without your cooperation and this agreement.

The parties acknowledge that if the Closing does not occur by February 28, 2008, this agreement shall terminate.

Very truly yours

19X, Inc.

By:	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman
Chairman

Agreed and Acknowledged

The Promenade Trust

By:	/s/ Barry Siegel
Barry Siegel
Trustee, Promenade Trust